[Altegris Letterhead]

July 28, 2011

VIA EDGAR

Mr. Michael McTiernan, Assistant Director
Mr. Jerard Gibson, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Altegris QIM Futures Fund, L.P. (the “Registrant”) – Amendment No. 2 to the Registration Statement on Form 10 (Registration No. 000-53815)

Mr. McTiernan and Mr. Gibson:

In connection with the Staff’s letter of October 18, 2010 relating to the Registrant’s Registration Statement on Form 10/A filed on September 10, 2010, Altegris QIM Futures Fund, L.P. (the “Registrant”) acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Altegris QIM Futures Fund, L.P.

By:	Altegris Portfolio Management, Inc. (dba Altegris Funds)

By:	/s/ Jon C. Sundt

Jon C. Sundt, President